FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

XINYUAN REAL ESTATE CO., LTD.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: October 20, 2008

Exhibit 99.1

Xinyuan Real Estate Announces $10 Million Share Repurchase Program

BEIJING, China, October 20, 2008 - Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE:XIN), a fast-growing residential real estate developer with a focus on strategically selected Tier II cities in China, today announced that its board of directors has authorized a $10 million share repurchase program, subject to approval by holders of a majority of the company’s outstanding shares.

“The Board’s authorization of this share repurchase program reflects our continued confidence in the long-term growth prospects of our company and China’s real estate industry. We are committed to increasing shareholder value and we believe that our ADSs are presently undervalued in the marketplace,” said Mr. Yong Zhang, Xinyuan’s chairman and chief executive officer.

Assuming approval by the company’s shareholders, repurchases under Xinyuan’s program will be made in open market transactions in compliance with Securities and Exchange Commission Rule 10b-18 or in privately negotiated transactions. The timing and amount of shares to be repurchased under the program will depend on market conditions, share price, corporate and regulatory requirements and other factors. The share repurchase program may be suspended or discontinued at any time without prior notice and does not require the purchase of any minimum number of shares.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. is a fast-growing developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: we require substantial capital resources to fund our land use rights acquisition and property developments, which may not be available; the market price of our ADSs may be volatile; you may be subject to limitations on transfer of your ADSs, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2007. All information provided in this press release is as of October 20, 2008. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Mr. Frank Ng

Chief Financial Officer

Tel:	+86 (10) 8588-9255
Email:	frankng@xyre.com

Mr. Jacky Zhang

Deputy General Manager of Investor Relations

Tel:	+86 (10) 8588-9256
Email:	zhengang.zhang@xyre.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel:	+86 (10) 8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Financial, New York

Tel:	+1 (212) 880-5269
Email:	thomas.smith@ogilvypr.com

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